SUPPL

07020034

GREAT QUEST METALS LTD.

RECEIVED
2007 JAN -3 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

December 15, 2006

Great Quest Announces $700,000 Private Placement

VANCOUVER, BC - Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce a non-brokered private placement financing of 1,000,000 units at $0.70 per unit for total proceeds of $700,000. Each unit will consist of one common share and one half of a transferable share purchase warrant. Each full warrant will entitle the holder to purchase one share of Great Quest's capital stock for $0.85 for a period of one year from closing. The shares issued under the private placement will be subject to a four-month hold period from the date of closing. A finder's fee will be paid in connection with this offering. All of the above is subject to regulatory approval.

The proceeds from this financing will be used primarily for drilling on Great Quest's Kenieba concession, located in western Mali, West Africa. A four-phase program has been scheduled that will consist of the following:

1. Testing of the Djambaye 2 gold zone to depth over the 1,100 metre length covered by previous drilling;
2. Testing of the Djambaye 2 gold zone along strike beyond the current 1,100 metre length;
3. Testing of the Djambaye 1 gold zone - Drill hole KN 37-06 intersected 7.90 metres of 8.02 grams per tonne gold here earlier this year; and
4. Testing of some of the other nine gold zones in the Kenieba concession.

Great Quest had significant intersections in 32 of 34 holes drilled in the Djambaye 2 gold zone during the 2005 and 2006 programs. Carl Verley (P. Geo.), in a preliminary mineral resource survey, estimated an inferred mineral resource of 928,787 tonnes of 4.48 grams per tonne gold in this zone. In determining the inferred mineral resource, Mr. Verley concentrated on high-grade intercepts in the central vein system and did not include potential bulk tonnage material. Great Quest will continue to focus on the high-grade intercepts, but also plans to do some infill drilling later in the program to assess the bulk tonnage potential of the Djambaye 2 gold zone. The program will initially utilize one drill and construction of a camp will commence. Once the camp has been established, a second drill will be added.

Carl Verley (P. Geo.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS

"Willis W. Osborne"
Willis W. Osborne
President

PROCESSED
JAN 08 2007 E
THOMSON FINANCIAL

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12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ
Frankfurt Exchange: GQM

For additional information please contact:

Investor Relations:

Great Quest Metals Ltd.		Ascenta Capital Partners Inc.	
George Butterworth:	604-689-2882	Jamie Mathers:	604-684-4743, ext 236
Toll Free:	877-325-3838	Toll Free:	866-684-4743

The TSX Venture Exchange has neither approved nor disapproved the information enclosed in this release. The statements that are not historical facts and are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results.